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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Palatin Technologies, Inc.

(Name of Issuer)

Common Stock $.01 par value per share

(Title of Class of Securities)

696077304

(Cusip Number)

March 20, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 696077304

1.	Name of Reporting Person: Mark Slezak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 880,281(1)

		6.	Shared Voting Power: 2,200,703(2)

		7.	Sole Dispositive Power: 880,281(1)

		8.	Shared Dispositive Power: 2,200,703(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,080,984(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3% (3)

12.	Type of Reporting Person: IN

(1)	Includes shares issuable the exercise of a warrant to purchase 176,056 shares of Issuer’s common stock that is exercisable within 60 days of the date of this Schedule 13G.

(2)	Includes shares issuable upon the exercise of warrants to purchase an aggregate of 440,141 shares of Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13G.

(3)	Calculated assuming immediate exercise of warrants to purchase an aggregate of 616,197 shares of Issuer’s common stock and based upon, to the best of the Reporting Person’s knowledge, 41,816,961 shares of common stock outstanding as of the close of business on March 20, 2003.

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13G

Item 1.
	(a)	Name of Issuer:
Palatin Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
4-C Cedar Brook Drive Cranbury, New Jersey 08512

Item 2.
	(a)	Name of Person Filing:
Mark Slezak
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Lurie Investments, Inc. Two North Riverside Plaza Suite 1500 Chicago, IL 60606
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock, $.01 par value per share
	(e)	CUSIP Number:
696077304

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
The Reporting Person's calculation of its percentage ownership of the common stock, $0.01 par value per share of Palatin Technologies, Inc. (“Common Stock”) is based upon, to the best knowledge of the Reporting Person, 41,816,961 shares of Common Stock issued and outstanding as of the close of business of March 20, 2003 and includes the beneficial ownership by the Reporting Person of an aggregate of 616,197 warrants (the “Warrants”) to purchase an equivalent number of shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13G.
	(a)	Amount beneficially owned:
3,080,984
	(b)	Percent of class:
7.3%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
880,281*
(ii) Shared power to vote or to direct the vote:
2,200,703**
(iii) Sole power to dispose or to direct the disposition of:
880,281*
(iv) Shared power to dispose or to direct the disposition of:
2,200,703**

* As of March 20, 2003, the Reporting Person had sole voting power and sole investment power over shares of Common Stock and Warrants held of record as follows:

Alfatech, LLC	704,225 shares of Common Stock
176,056 Warrants

** As of March 20, 2003, the Reporting Person had shared voting power and shared investment power over shares of Common Stock and Warrants held of record as follows:

Lurie Investment	1,408,450 shares of Common Stock
Fund, LLC	352,113 Warrants

WASK Investments,	352,112 shares of Common Stock
LLC	88,028 Warrants

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2003

By:	/s/ Mark Slezak
Name:	Mark Slezak

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